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                                                                       EXHIBIT 2

             INFINIUM SOFTWARE, INC. ADOPTS STOCKHOLDER RIGHTS PLAN

HYANNIS, Mass. --(BUSINESS WIRE) -- Feb.5, 1999 -- Infinium Software, Inc. (NASDAQ:INFM - news) today announced that its Board of Directors has adopted a Shareholder Rights Plan in which preferred stock purchase rights will be distributed as a dividend at the rate of one right for each share of the Company's Common Stock outstanding as of the close of business on February 15, 1999.

"The new rights plan is designed to allow all Infinium stockholders to realize the long-term value of their investment in Infinium and to protect stockholders in the event of an unfair, coercive offer to buy the company," said Fred Lizza, president and chief executive officer of Infinium Software.

Mr. Lizza noted that the Company is not aware of any unsolicited offer or takeover attempt, and that similar rights plans have been adopted by approximately 2,000 public companies. According to Mr. Lizza, the Board adopted the rights plan as a means of discouraging possible coercive or unfair takeover tactics and to prevent a potential acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. "Coercive tactics can unfairly pressure stockholder and deprive them of their investment without giving them any real choice," added Lizza. Each right will entitle Infinium stockholders to purchase one one-thousandth of a new series of junior participating preferred stock of the Company at an exercise price of thirty ($30) dollars. The rights will be exercisable if another party acquires beneficial ownership of 20% or more of Infinium's Common Stock, or upon the commencement of a tender or exchange offer that, if consummated, would result in another party acquiring 20% or more of Infinium's Common Stock.

In the event of such an acquisition or similar event as described in the rights plan, each right, except those owned by the acquiring person, will enable the holder of the right to purchase that number of shares of Infinium Common Stock, which equals the exercise price of the right divided by one-half of the market price of such Common Stock.

In addition, if Infinium is involved in a merger or other transaction with another company in which it is not the surviving corporation, or it sells or transfers 50% or more of its assets or earning power to another company, each right will entitle its holder to purchase that number of shares of Common Stock of the acquiring company which equals the exercise price of the right divided by one-half of the market price of such Common Stock.
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Infinium Software, Inc.

Infinium Software offers a full range of Web- and server based financial, human resources, materials management, and process manufacturing business applications. Infinium Software's products are designed to help high-growth companies thrive by delivering exceptional functionality and a high degree of flexibility. Infinium Software has more than 1,800 customers around the world representing a variety of industries including business and professional services, healthcare, hospitality, retail and process manufacturing. Founded in 1981 as a Software 2000, Infinium Software has offices worldwide with headquarters in Hyannis, Massachusetts. Infinium Software's Web site can be found at http://www.infinium.com.

Infinium is a registered trademark of Infinium Software, Inc. Other trademarks referenced are the servicemarks, trademarks, or registered trademarks of their respective holders.

Contact:

         Infinium Software, Inc.                     Infinium Software, Inc.
         Dan Kossmann                                Geoff Spillane
         (508) 790-6750                              (508) 790-6863
         dan_kossman@infinium.com                    geoff_spillane@infinium.com